Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) a communication sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on August 2, 2010, (ii) a communication sent to employees of The Toronto-Dominion Bank on August 3, 2010 and (iii) a communication sent to employees of South Financial Group, Inc., TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on August 3, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON AUGUST 2, 2010
Daily News Brief
August 2, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank Opens Call Center in Auburn – The Sun Journal (ME)
Gov. John Baldacci, Sen. Olympia Snowe and Sen. Susan Collins joined TD Bank officials in opening its new call center at the Auburn Mall this morning. Bank officials promise the new center will bring hundreds of jobs to the area in the next year. [TD Bank’s Bharat Masrani is quoted.]
2.	TD Bank Opens Call Center in Auburn – Onn.TV
Gov. John Baldacci says TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
3.	TD Bank Opens Call Center in Auburn, Maine – The Boston Globe
Gov. John Baldacci says TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
4.	TD Bank Opening Auburn Call Center – Morning Sentinel (ME)
TD Bank today is opening a new call center in Auburn, the bank’s latest addition to its presence in Maine.
5.	TD Bank Opens Call Center That’ll Create 500 Jobs, Bringing Maine Employment to Nearly 3,000 – Canadian Business Online
Gov. John Baldacci says TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
6.	TD Bank Opens Call Center in Auburn, Maine – Yahoo! Finance
Gov. John Baldacci says TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
7.	TD Bank Opens New Green Call Center in Auburn, Maine – New Jersey & Company

TD Bank, America’s Most Convenient Bank®, will celebrate the grand opening of its new world-class call center in Auburn, the bank’s latest addition to its presence in the state of Maine.
8.	Auburn Maine’s Economic Growth: New TD Bank Green Call Center Opens – ActiveRain.com
Auburn Maine continues to attract employers. This past Friday, July 30, 2010 TD Bank opened its new “green” call center on the West side of the Auburn Mall on Center Street. [TD Bank’s Bharat Masrani is mentioned.]
9.	TD Bank Going Green in Auburn – WLBZ-TV (ME)
The nation’s 15th largest bank is the latest company going green. TD Bank opened its first environmentally friendly call center in Auburn Friday. [TD Bank’s Bharat Masrani is quoted.]
10.	TD Bank Call Center Opens in Maine – New England Cable Network
At eight percent, Maine’s unemployment rate is below the national average, but there are still thousands of Mainers struggling to find work. Today, the state’s economy got a boost from a new call center that will employ 500 people.
11.	New Call Center to Hire 250 More Workers by Next Year – The Sun Journal (ME)
TD Bank expects to hire 250 more workers for its newest call center that opened formally Friday at the Auburn Mall. [TD Bank’s Bharat Masrani is quoted.]
12.	TD Bank Opens Auburn Call Center – Maine Biz
TD Bank will open its new call center in the Auburn Mall this weekend, a $16 million renovation project that’s expected to employ 500 people by next year.
13.	TD Bank Opens Call Center In Auburn – WMTW-TV (ME)
Gov. John Baldacci said TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
14.	TD Bank Opening Auburn Call Center – Kennebec Journal (ME)
TD Bank today is opening a new call center in Auburn, the bank’s latest addition to its presence in Maine.
15.	TD Bank Opens Call Center in Auburn, Maine – Bloomberg Business Week
Gov. John Baldacci says TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
16.	New TD Bank Call Center in Auburn Could Mean 500 Jobs – Maine Public Broadcasting Network

A grand opening was attended by Governor John Baldacci, he credits TD Bank with helping to boost the Maine economy with this by opening this new call center.
17.	TD Bank Opening Auburn Call Center – Portland Press Herald (ME)
TD Bank today is opening a new call center in Auburn, the bank’s latest addition to its presence in Maine.
18.	Call Center Opens in Auburn – WABI-TV (ME)
High unemployment rates continue to drag down the national economy, but at least in Auburn, the problem got a little bit better, Saturday. [TD Bank’s Celia Moncholi is quoted.]
19.	Overdraft Protection Getting the Hard Sell Before Rules Change – American Banker
With new restrictions taking effect and billions in fees at stake, banks are not giving up on overdraft services without a fight. [TD Bank is mentioned.]
20.	Riverside Will Be Converted To TD Bank – Highlands Today (FL)
On Sept. 24, two banks in Highlands County will close as Riverside and reopen as TD Bank. [TD Bank’s Kevin Gillen is quoted.]
21.	Rothstein May Testify in Civil Court – South Florida Business Journal
Scott W. Rothstein is serving time in prison for running one of the nation’s largest Ponzi schemes. [TD Bank is mentioned.]
INDUSTRY NEWS
1.	Failures on Two Coasts Stretch Toll for Year to 108 – American Banker
Five bank closures in four states Friday cost the federal government an additional $334 million in losses.
2.	Bank of America Provides $10 Million Grants to Boost Lending to Small Business – Washington Post
Bank of America announced last week that it will provide $10 million in grants to Community Development Financial Institutions and other nonprofit microlenders to spur some $100 million in small-business lending.
TD BANK NEWS
1.	TD Bank Opens Call Center in Auburn July 30, 2010 – The Sun Journal (ME)
Gov. John Baldacci, Sen. Olympia Snowe and Sen. Susan Collins joined TD Bank officials in opening its new call center at the Auburn Mall this morning. Bank officials promise the new center will bring hundreds of jobs to the area in the next year.
“The Lewiston-Auburn area is an important employment base for TD Banks,” said TD Bank CEO and President Bharat Masrani in a press release. “The talent and legendary work ethic of employees in the Lewiston-Auburn region is one of the reasons we chose to locate our newest call center here.”
The call center will have a full capacity of 500 employees, which they plan to reach in 2011, the bank wrote in a press release. Once the call center reaches full capacity, TD Bank will be employ nearly 3,000 Mainers in total at its banks, operations centers and co-headquarters in Portland.
TD Bank highlighted the “green” aspects of the call center. The company is seeking LEED Gold certification in keeping with its announcement this year that it’s committed to a carbon neutral footprint.
TD Bank officials say the new call center will use less water and electricity than conventional buildings. Earlier this year, the bank announced they were the largest U.S.-based bank to go carbon neutral, according to a press release.
Part of the design of the new center incorporates a 9-ton boulder mined from Christian Hill Quarry in Auburn. Other local design features a circular platform that was designed and manufactured by the Pond Cove Millwork of Scarborough.
TD Bank will be extending the call center’s grand opening celebration by hosting a party on Saturday from 10 a.m. to 2 p.m. on the northwest side of the Auburn Mall parking lot.
Top
2.	TD Bank Opens Call Center in Auburn July 30, 2010 – Onn.TV
Gov. John Baldacci says TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
Baldacci helped celebrate the center’s grand opening on Friday.
TD Bank highlighted the “green” aspects of the call center. The company is seeking LEED Gold certification in keeping with its announcement this year that it’s committed to a carbon neutral footprint.
TD Bank officials say the new call center will use less water and electricity than conventional buildings, and that it was built with recycled and regionally manufactured materials.
Once the call center reaches full capacity, TD Bank will be employing nearly 3,000 Mainers at its banks, operations centers and co-headquarters in Portland.
Top

3.	TD Bank Opens Call Center in Auburn, Maine July 30, 2010 – The Boston Globe
Gov. John Baldacci says TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
Baldacci helped celebrate the center’s grand opening on Friday.
TD Bank highlighted the “green” aspects of the call center. The company is seeking LEED Gold certification in keeping with its announcement this year that it’s committed to a carbon neutral footprint.
TD Bank officials say the new call center will use less water and electricity than conventional buildings, and that it was built with recycled and regionally manufactured materials.
Once the call center reaches full capacity, TD Bank will be employing nearly 3,000 Mainers at its banks, operations centers and co-headquarters in Portland.
Top
4.	TD Bank Opening Auburn Call Center By Tux Turkel July 30, 2010 – Morning Sentinel (ME)
TD Bank today is opening a new call center in Auburn, the bank’s latest addition to its presence in Maine.
The new center will create hundreds of jobs in Lewiston-Auburn. Once it reaches full capacity of 500 workers in 2011, TD Bank will employ nearly 3,000 Maine residents, the bank said.
The environmentally friendly building is designed to achieve LEED Gold certification. It will serve customers from Maine to Florida.
The new call center is located in the west side of the Auburn Mall, at 550 Center St.
Elected officials, including Gov. John Baldacci, and U.S. Sens. Olympia Snowe and Susan Collins, are joining TD Bank in unveiling the new facility.
Top
5.	TD Bank Opens Call Center That’ll Create 500 Jobs, Bringing Maine Employment to Nearly 3,000 July 30, 2010 – Canadian Business Online
Gov. John Baldacci says TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
Baldacci helped celebrate the center’s grand opening on Friday.

TD Bank highlighted the “green” aspects of the call center. The company is seeking LEED Gold certification in keeping with its announcement this year that it’s committed to a carbon neutral footprint.
TD Bank officials say the new call center will use less water and electricity than conventional buildings, and that it was built with recycled and regionally manufactured materials.
Once the call center reaches full capacity, TD Bank will be employing nearly 3,000 Mainers at its banks, operations centers and co-headquarters in Portland.
Top
6.	TD Bank Opens Call Center in Auburn, Maine TD Bank opens call center that’ll create 500 jobs, bringing Maine employment to nearly 3,000 July 30, 2010 – Yahoo! Finance
Gov. John Baldacci says TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
Baldacci helped celebrate the center’s grand opening on Friday.
TD Bank highlighted the “green” aspects of the call center. The company is seeking LEED Gold certification in keeping with its announcement this year that it’s committed to a carbon neutral footprint.
TD Bank officials say the new call center will use less water and electricity than conventional buildings, and that it was built with recycled and regionally manufactured materials.
Once the call center reaches full capacity, TD Bank will be employing nearly 3,000 Mainers at its banks, operations centers and co-headquarters in Portland.
Top
7.	TD Bank Opens New Green Call Center in Auburn, Maine By Betsy Kraat July 30, 2010 – New Jersey & Company
TD Bank, America’s Most Convenient Bank®, will celebrate the grand opening of its new world-class call center in Auburn, the bank’s latest addition to its presence in the state of Maine.
Elected officials, including Governor John Baldacci, and U.S. Senators Olympia Snowe and Susan Collins, will join TD Bank in unveiling the new facility. The environmentally friendly call center features local design elements and will create hundreds of new jobs for the Lewiston-Auburn region. The new call center is located in the west side of the Auburn Mall at 550 Center Street near the intersection of Turner Street and Kings Road.

Designed to achieve LEED Gold certification, the Auburn Call Center will provide TD Bank’s legendary customer service from Maine to Florida. As the bank continues to expand, this will ensure TD Bank continues to deliver on its brand promise of being America’s Most Convenient Bank®. The Auburn Call Center team helps deliver 24-hours-a-day, 365-days-a-year service.
Once the call center reaches full capacity of 500 employees in 2011, TD Bank will be employing nearly 3,000 Mainers at its stores, operations centers in the historic Bates Mill building and other Lewiston facilities, and at TD’s co-headquarters in Portland.
Top
8.	Auburn Maine’s Economic Growth: New TD Bank Green Call Center Opens By Kristen Wheatley July 31, 2010 – ActiveRain.com
Auburn Maine continues to attract employers. This past Friday, July 30, 2010 TD Bank opened its new “green” call center on the West side of the Auburn Mall on Center Street. Once the call center reaches full capacity, it will employ 500 people here in Auburn.
The much anticipated opening attracted Maine’s Governor, John Baldacci, as well as Maine’s two Senators, Olympia Snowe and Susan Collins. The space was designed to be LEED certified and incorporates energy efficiency features as well as local design elements and materials, including a huge boulder from the quarry in Auburn as well as Maine made furniture and murals.
Bharat Masrani, President and CEO of TD Bank, stated that the employee base in the Lewiston/Auburn region, known for its talent and work-ethic, were one of the reasons the company chose Auburn for the location of the new call center. Below is a video of the highlights of the opening.
Top
9.	TD Bank Going Green in Auburn By Vivien Leigh July 30, 2010 – WLBZ-TV (ME)
The nation’s 15th largest bank is the latest company going green. TD Bank opened its first environmentally friendly call center in Auburn Friday.
The 60-thousand square foot building used to house a discount store. TD Bank spent 16-million dollars turning the vacant space into an airy and spacious complex, complete with skylights and natural elements like a 9-ton granite boulder from a local quarry.
The building was constructed with recycled and regionally made materials. It will consume 33 percent less water and the energy being saved could be used to power 40 homes.
TD Bank says while it is committed to reducing it’s carbon footprint the company is also expanding. It plans to double the call center’s current work force of 250 by next year. TD

Bank President and CEO Bharat Masrani says more employees are needed to provide financial services to it’s six and half million customers, which stretch from Maine to Florida.
‘We have the capital, we opened 33 new stores last year, we plan to oepn 33 new stores this year as well, so for us it is all about growth. For us it is all about growth so when we are growing we can have more jobs and facilities like this,’ said Masrani.
The public can learn more about job opportunities at the TD Bank Auburn Call Center at a grand opening celebration Saturday which will be froem 10 in the morning until 2 in the afternoon.
Top
10.	TD Bank Call Center Opens in Maine July 30, 2010 – New England Cable Network
At eight percent, Maine’s unemployment rate is below the national average, but there are still thousands of Mainers struggling to find work.
Today, the state’s economy got a boost from a new call center that will employ 500 people.
On any given day, three hundred people may walk into this career center in Lewiston, Maine....hoping to find a job.
The career center may tell him to try the Auburn mall. Maine’s governor and two U.S. Senators helped open the newest business there, a state of the art call center for TD Bank.
The bank’s president says at a time when many banks are under siege, his has found a way to grow...adding 33 new branches in one year from Maine to Florida.
TD Bank spent 16 million dollars to renovate this former department store, it’s already operational with 250 employees taking an average of 25 thousand calls each day.
There’s enough room to double that work force...and the plan is to make those hires by 2011.
Top
11.	New Call Center to Hire 250 More Workers by Next Year By Chris Williams July 30, 2010 – The Sun Journal (ME)
TD Bank expects to hire 250 more workers for its newest call center that opened formally Friday at the Auburn Mall.
The 250 workers taking calls Friday had moved recently to their new digs from their old offices at The Bates Mill and the Sparetime Office Park, both in Lewiston. Officials said Friday they plan on doubling that number in 2011.

The state-of-the-art 60,000-square-foot facility in the former Porteous space is divided into four quadrants, each color-coded and dotted with computer-equipped work stations. Workers take incoming calls from customers needing assistance.
With the lagging economy at 8 percent unemployment in Maine and nearly 10 percent nationally, speakers at the ribbon cutting Friday, including the state’s governor and two U.S. senators, cheered the announcement of new jobs coming to Maine.
TD Bank will have nearly 3,000 workers in Maine by next year, with more than one-third of them working in the Twin Cities. They’ll field roughly 25,000 calls a day, seven days a week.
Although the banking industry has been under siege and most banks clamped down on lending, TD Bank actually increased lending, said Bharat Masrani, president and CEO of TD Bank. And the bank continues to be strong, he said, noting it is one of only three listed on the New York Stock Exchange with a triple-A rating. It is one of the 15 largest commercial banks in the country.
“We have the capital and desire to grow here in Maine,” he said. The opening of the call center is a reflection of the growth of the bank’s customer base, he said.
“TD Bank has strong ties in Maine and were are committed to strengthening our presence here even more,” he said.
In keeping with its green-lettered logo, the bank’s new call center is carbon neutral, employing cutting-edge techniques for reducing its reliance on carbon fuels. The center is seeking LEED Gold certification for its environment-friendly efforts by:
* choosing a location that encourages bicycle commuting and use of public transportation;
* landscaping with drought-tolerant plants;
* installing plumbing fixtures that use 33 percent less water than conventional fixtures;
* using recycled and regionally manufactured materials, such as Maine granite and Thomas Moser furniture;
* building a 40-foot-by-40-foot skylight in the middle of the office that reduces the need for electricity;
* installing motion sensors to turn off lights when vacant; and
* using all green power sources.
Spreading its green around, the bank on Friday also presented St. Mary’s Food Pantry with a check for $5,000.
The call center will host an open house on Saturday from 10 a.m. to 2 p.m. complete with refreshments.
Top

12.	TD Bank Opens Auburn Call Center July 30, 2010 – Maine Biz
TD Bank will open its new call center in the Auburn Mall this weekend, a $16 million renovation project that’s expected to employ 500 people by next year.
The 60,000-square-foot call center, announced last summer, opens today to media and government officials, while a public grand opening is scheduled for tomorrow, according to a press release. The call center is opening its doors with a staff of 250 workers, with the majority relocated from the bank’s Bates Mill facility in Lewiston, and another 250 employees will be hired by the time the center reaches full capacity in 2011.
The facility, a former Steve & Barry’s store, was designed to have a low impact on the environment and is pursuing LEED gold certification. TD Bank already employs more than 1,000 in the Lewiston-Auburn area.
Top
13.	TD Bank Opens Call Center In Auburn Center Expected To Create 500 Jobs July 30, 2010 – WMTW-TV (ME)
Gov. John Baldacci said TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
Baldacci helped celebrate the center’s grand opening on Friday.
TD Bank highlighted the “green” aspects of the call center. The company is seeking LEED Gold certification in keeping with its announcement this year that it’s committed to a carbon neutral footprint.
TD Bank officials said the new call center will use less water and electricity than conventional buildings, and that it was built with recycled and regionally manufactured materials.
Once the call center reaches full capacity, TD Bank will be employing nearly 3,000 Mainers at its banks, operations centers and co-headquarters in Portland.
Top
14.	TD Bank Opening Auburn Call Center By Tux Turkel July 30, 2010 – Kennebec Journal (ME)
TD Bank today is opening a new call center in Auburn, the bank’s latest addition to its presence in Maine.

The new center will create hundreds of jobs in Lewiston-Auburn. Once it reaches full capacity of 500 workers in 2011, TD Bank will employ nearly 3,000 Maine residents, the bank said.
The environmentally friendly building is designed to achieve LEED Gold certification. It will serve customers from Maine to Florida.
The new call center is located in the west side of the Auburn Mall, at 550 Center St.
Elected officials, including Gov. John Baldacci, and U.S. Sens. Olympia Snowe and Susan Collins, are joining TD Bank in unveiling the new facility.
Top
15.	TD Bank Opens Call Center in Auburn, Maine July 30, 2010 – Bloomberg Business Week
Gov. John Baldacci says TD Bank is helping boost the Maine economy by opening a new call center in Auburn that is expected create 500 jobs by next year.
Baldacci helped celebrate the center’s grand opening on Friday.
TD Bank highlighted the “green” aspects of the call center. The company is seeking LEED Gold certification in keeping with its announcement this year that it’s committed to a carbon neutral footprint.
TD Bank officials say the new call center will use less water and electricity than conventional buildings, and that it was built with recycled and regionally manufactured materials.
Once the call center reaches full capacity, TD Bank will be employing nearly 3,000 Mainers at its banks, operations centers and co-headquarters in Portland.
Top
16.	New TD Bank Call Center in Auburn Could Mean 500 Jobs July 30, 2010 – Maine Public Broadcasting Network
A grand opening was attended by Governor John Baldacci, he credits TD Bank with helping to boost the Maine economy with this by opening this new call center.
He said he expects the Auburn call center will have created 500 jobs by next year.
When those 500 jobs are filled, TD Bank, co-headquartered in Portland, will be employing nearly 3,000 Mainers throughout the state.
Top

17.	TD Bank Opening Auburn Call Center By Tux Turkel July 30, 2010 – Portland Press Herald (ME)
TD Bank today is opening a new call center in Auburn, the bank’s latest addition to its presence in Maine.
The new center will create hundreds of jobs in Lewiston-Auburn. Once it reaches full capacity of 500 workers in 2011, TD Bank will employ nearly 3,000 Maine residents, the bank said.
The environmentally friendly building is designed to achieve LEED Gold certification. It will serve customers from Maine to Florida.
The new call center is located in the west side of the Auburn Mall, at 550 Center St.
Elected officials, including Gov. John Baldacci, and U.S. Sens. Olympia Snowe and Susan Collins, are joining TD Bank in unveiling the new facility.
Top
18.	Call Center Opens in Auburn July 31, 2010 – WABI-TV (ME)
High unemployment rates continue to drag down the national economy, but at least in Auburn, the problem got a little bit better, Saturday.
The Call Center celebrated its grand opening.
The operation occupies 60,000 square feet of office-space at the Auburn Mall.
250 people already work there, and TD Bank is looking to double its workforce over the next year.
Job recruitment was a big part of today’s festivities.
“We found that we have a very rich talent pool here within the Auburn, Maine area, one that is very consistent with the philosophy and culture of our own organization, one committed to having a deep passion and pride towards customer service,” said Celia Moncholi, with TD Bank.
The bank employs 2,700 people in Maine.
Top
19.	Overdraft Protection Getting the Hard Sell Before Rules Change By Sara Lepro July 29, 2010 – American Banker

With new restrictions taking effect and billions in fees at stake, banks are not giving up on overdraft services without a fight.
Banks are deluging consumers with warnings that they will soon lose access to these services — unless they act now.
The banks are calling people at home, sending e-mails and inserting statement stuffers to make the case for overdraft enrollment. Some banks have created new overdraft products or rebranded existing ones to make them more appealing.
“It reminds me a bit of the heyday of marketing credit cards to people despite the fact that they might not really be able to afford it,” said Jean Ann Fox, the director of financial services for the Consumer Federation of America. “I am starting to hear from people who are asked over and over and over by their banks to opt in.”
Overdraft fees have long been an important source of revenue, but starting Aug. 15 they can only be imposed on existing customers who have explicitly opted-in for coverage, under a rule the Federal Reserve published last year. (At July 1, banks had to be compliant with the rules for all new customers.)
“In regards to fees, there’s no question about it that the world is changing and banks have to respond,” said Theresa McLaughlin, group executive vice president and chief marketing officer at Citizens Bank, a unit of Royal Bank of Scotland Group PLC.
Some banks are aiming wide, trying to contact people through as many channels as possible. Others, including JPMorgan Chase & Co., have been targeting their messages more carefully.
“Customers who use ATMs a lot, there will be a pop-up on the ATM screen,” said Tom Kelly, a JPMorgan Chase spokesman. “We try to think about how customers interact with us and therefore how we might be able to reach them.” The company also has sent out messages to customers by mail, e-mail and on its website.
TD Bank, the U.S. unit of Toronto-Dominion Bank, is also trying to fine-tune its communication efforts. “Different channels are being used for different customers,” said Rebecca Acevedo, a TD Bank spokeswoman. “This is our way of educating people that the change is happening.”
TD Bank, like its peers, would not disclose how many consumers have opted in to the service, though Acevedo said her company is “pleased with how it’s going.”
Citizens Bank has used mail, e-mail and statement inserts to contact all of its customers, but is calling only customers who have used its overdraft services in the past, spokesman Mike Jones wrote in an e-mail.
Both TD Bank and Citizens have been working to rebrand or improve upon overdraft service.
TD Bank is promoting a new feature called TD Debit Card Advance, which can be added to an existing account, though there seem to be few differences from its existing overdraft service. Advance “helps customers use their debit card the same way they use it today,” Acevedo said, “meaning they avoid having their debit card transactions declined when they’re making important purchases.”

With the Advance feature, customers are charged $35 for each overdraft of more than $5. The fee is waived if the customer covers the overdrawn amount by the end of the day the account was overdrawn. TD Bank has cut the number of times a person can be charged for overdrawing an account in a single day to five from 12.
Citizens Bank is testing a service called Buffer Zone, which lets customers overdraw their accounts an unlimited number of times up to a certain dollar amount for a “nominal” monthly fee. Citizens Bank would not disclose any additional details of the service.
McLaughlin, Citizens’ head of marketing, said the service has been well received.
The Center for Responsible Lending has estimated that fees from overdrafts total more than $23 billion a year industrywide. For some major banks the lost revenue could be hundreds of millions per year.
Wells Fargo & Co. has estimated a $500 million after-tax hit to revenue in the second half of the year; U.S. Bancorp projects that full-year revenue will be trimmed between $230 million and $280 million; and JPMorgan Chase recently raised its estimate of lost annual revenue to $700 million from $500 million.
Aaron Fine, a partner in the retail and business banking practice at the consulting firm Oliver Wyman, said far-reaching marketing efforts by banks are warranted, considering the revenue they stand to lose, not to mention the difficulty reaching consumers on a broad level these days and the limited time banks had to get the word out.
“It was a major, major undertaking to try to achieve the level of customer outreach necessary to make consumers aware of the action they had to take,” he said. “They actually have to be informed and be driven to take action if you want to keep that revenue, and you want to make sure they understand the situation.”
Complicating matters is the fact that the overdraft charges only apply to certain transactions. Banks will still be able to charge customers fees for bounced checks or if their account is overdrawn because of a recurring, automatic bill payment. The new rules only apply to charges on debit purchases at the point of sale and withdrawals at automated teller machines.
“I think there is going to be potential confusion for consumers that overdraft has gone away,” said Mark Schwanhausser, senior analyst at Javelin Strategy and Research in Pleasanton, Calif.
The overdraft campaigns aren’t likely to subside once the deadline passes, analysts said. Consumers will still be able to opt in to (or drop out of) the service after Aug 15; banks will just have to stop providing the coverage to consumers who haven’t explicitly consented to it by then. “It wouldn’t surprise me to continue to see them push this product,” Schwanhausser said. “Banks won’t treat this as a product to be dismissed, they’ll see it as a product they’ll have to market more. They’ll have to convince people why it’s important to them.”
Not all banks are urging customers to opt in to overdraft. Bank of America Corp. decided this year to alter its policies so customers cannot overdraw their accounts at the point of sale. Starting this fall, the Charlotte company will implement ATM alerts to warn customers if they are about to overdraw their account and will incur a $35 charge if they proceed. Citigroup Inc. has never allowed customers to overdraw accounts at the point of sale.
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20.	Riverside Will Be Converted To TD Bank By Gary Pinnell August 2, 2010 – Highlands Today (FL)
On Sept. 24, two banks in Highlands County will close as Riverside and reopen as TD Bank.
The FDIC closed Riverside National Bank of Fort Pierce in April, and they were acquired by Canadian giant Toronto Dominion. The transformation will be complete when the new signs go up, said Kevin Gillen, president of the metro-south division, which includes the states between Maryland and Florida.
Sounding like a rehearsed commercial, Gillen called TD “America’s most convenient bank.”
They’re open seven days a week, 361 days a year, Gillen said. Deposited funds are available the next day, and deposits are credited on the same day until 8 p.m.
Because the bank is open longer hours and more days, it is hiring more people, Gillen said. “We are aggressively recruiting people, and we’re staffing up in every area.”
Customers will have access to a 365-day history of paid items, and in the lobby, there’s a free coin counting machine called a Penny Arcade.
TD bank customers can use their debit cards at other ATMs without a fee, Gillen said. “They’re automatically reimbursed what assessed from another bank.
There will be some inconveniences with the conversion, Gillen admitted, but customers will be sent a greenbook that will explain the changes. Customers will be issued new checks, but they’ll also have different checking account numbers and bank routing numbers, so they’ll need to update, for instance, direct deposit information with their employers, and electronic debit information with credit card companies.
Gillen pointed out TD’s affinity program, which pays a percentage of a customer’s average daily balance to designated charities like a church or Little League.
The TD foundation will be active in the community, he said, and so will volunteers. He invited charities to visit TD.com and apply for grants.
The Toronto-based banker, which has its U.S. headquarters in Portland, Maine, started 2010 with just 35 branches in South Florida. Since then, it has acquired Riverside, South Financial and Mercantile Bank. TD could have 180 branches in Florida by year’s end.
TD is one of the 15 largest banks in the United States with $160 billion in assets and more than 1,100 banks in the Northeast, Mid-Atlantic and Florida.
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21.	Rothstein May Testify in Civil Court Character and motives for testifying could hamper case By Paul Brinkmann July 30, 2010 – South Florida Business Journal
Scott W. Rothstein is serving time in prison for running one of the nation’s largest Ponzi schemes.
Disbarred attorney Scott Rothstein could become the first major recent Ponzi schemer to testify against the people who helped him run his scheme.
Fort Lauderdale attorney William Scherer said Rothstein has agreed to testify in a civil lawsuit where Scherer represents alleged victims of the $1.4 billion scheme.
Scherer’s 2,200-page lawsuit is aimed at hedge funds, banks and professionals who audited Rothstein’s accounts. Scherer says Rothstein has been talking to him for months and helping him identify co-conspirators.
Rothstein’s scheme is among the largest in history, right behind Bernard Madoff, R. Allen Stanford and Tom Petters. If he sits for testimony against banks and investors who fed his scheme, he would be the first of his kind to do so. Like any other convict who testifies, Rothstein’ character and motives would be attacked.
“It’s a little bit novel. I’m surprised, but it is certainly evidence and could help build a case with a jury,” said Todd Foster, a white-collar crime lawyer in Tampa who once represented Ponzi schemer Arthur Nadel.
“Madoff wouldn’t do it because he’s maintained throughout that he did it by himself. Nadel also maintained that. Plus, Madoff is older than Rothstein, so even a 50 percent sentence reduction is meaningless for Madoff,” Foster said.
Rothstein was sentenced in June to 50 years in prison. Rothstein’s attorney has made it clear that he will seek a hearing for a reduction in sentence due to cooperation and aiding federal investigations of alleged Mafia figures.
Scherer previously wrote a letter to Rothstein’s sentencing judge, U.S. District Judge James I. Cohn, verifying that Rothstein had been providing information in the case.
Scherer said in an interview that Rothstein has provided him with details of gifts he used to entice cooperation with his Ponzi scheme, and helped identify e-mails that are crucial to the case.
Scherer updated his lawsuit complaint for the fourth time on July 26.
He alleges that Rothstein wined, dined and bullied local officers of Gibraltar Private Bank and TD Bank to get his fraud rolling in South Florida, according to the latest version of an investor lawsuit filed in Broward County Circuit Court.
The suit includes expanded allegations against Gibraltar and TD Bank, which previously were named in the suit.

Scherer and his investor clients already alleged that Coral Gables-based Gibraltar turned a blind eye toward signs of fraud because Rothstein brought big business to the bank.
Amended complaint filed
The amended complaint alleges Gibraltar reaped $200,000 in overdraft fees by approving and helping to cover sizable overdrafts totaling in excess of $64 million.
In e-mails referenced in the lawsuit, Rothstein threatened Gibraltar VP John Harris (who left last year), saying he would withdraw accounts and convince well-known clients to leave the bank if bank executives questioned Rothstein’s sloppy banking habits. The suit alleges Rothstein lavished gifts on Harris, including an expensive watch. At the time of most of the e-mails, Gibraltar was owned by Boston Private Financial Holdings.
Rothstein specifically mentions his contact with Gov. Charlie Crist and his relationship with Levinson Jewelers.
Following are excerpts from e-mails presented as evidence in the lawsuit, allegedly from Rothstein to Harris:
Sept. 8, 2006: “And you can tell them if they screw around with me I will be sure to tell every other one of their clients that I represent and that I am close to exactly what they are doing ... that includes the Levinsons and some other tasty accounts ... I am running a law firm and I have way too much on my plate each day to worry about morons in credit who think I am evil incarnate and who have no clue how business is actually done.”
Nov. 13, 2006: “Gotta love it ... and tell them to f-— off ... not interested in their heat... if they want my friends as clients they just need to deal with it when things get a bit dicey ...”
Nov. 17, 2006: “(When) we hit a bump, I always do what I say I am going to do – You do the same. But your superiors or the decision makers do not see it the same way. And candidly, their nonsense and total lack of respect is growing tiresome. Tell them to back off. They are either on the team and want my firm or they do not. There is no in between in this type of business relationship.”
Feb. 14, 2007: (Rothstein again threatens to withdraw from Gibraltar, this time mentioning Commerce Bank as an alternative.) “The bottom line is that business that is as politically connected as we are is a hot commodity right now ... new governor and all ... new appointments and all ... and the presidential election just around the corner with roger running McCain.” (An apparent reference to political consultant Roger Stone.)
Scherer alleges that Rothstein’s problems with compliance went away after Rothstein’s purchase of a 5 percent stake in Gibraltar in mid-2009.
TD Bank and Gibraltar have denied knowledge of Rothstein’s Ponzi scheme and are fighting the case in court.
Gibraltar’s press spokesman released a statement calling the amended complaint inaccurate and full of innuendo:
“Gibraltar is sympathetic to victims who have lost money in the Rothstein Ponzi scheme. However, the investors filing this complaint were not clients of Gibraltar, and the bank had no dealings with them. Despite more than 2,200 pages of speculation, innuendo and inaccuracies, the bottom line is the bank had no knowledge Mr. Rothstein was defrauding anyone. It’s understandable that these investors in Mr. Rothstein’s Ponzi scheme are looking for ways to recoup lost money. What is not understandable is attempting to blame Gibraltar for Mr. Rothstein’s misdeeds. The bank is perceived by these investors and their attorneys as a ‘deep pocket,’ making it a target for those trying to recoup their losses.”
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INDUSTRY NEWS
1.	Failures on Two Coasts Stretch Toll for Year to 108 By Joe Adler August 2, 2010 – American Banker
Five bank closures in four states Friday cost the federal government an additional $334 million in losses.
Regulators shuttered the $373 million-asset Coastal Community Bank in Panama City Beach, Fla., the $66 million-asset Bayside Savings Bank in Port Saint Joe, Fla., the $168 million-asset NorthWest Bank and Trust in Acworth, Ga., the $529 million-asset The Cowlitz Bank in Longview, Wash., and the $768-asset LibertyBank in Eugene, Ore. The failures brought the year’s total to 108.
The hammered Southeast bore the brunt of the failure activity, as it has for so many Fridays since the financial crisis began. Twenty banks have been seized in Florida in 2010, while 11 have failed in Georgia so far this year.
The two Florida institutions that failed Friday went to one buyer: Centennial Bank in Conway, Ark. The acquirer agreed to take over Coastal Community’s $363 million in deposits, Bayside Savings’ $52 million in deposits and roughly all of the assets of both institutions.
The Federal Deposit Insurance Corp. agreed to share losses with Centennial on $303 million of Coastal Community’s assets, and $48 million of Bayside Savings’ assets. The two failures were estimated to cost the FDIC, respectively, $94 million and $16 million.
Meanwhile, the failure of NorthWest in Georgia was estimated to cost the agency nearly $40 million. The FDIC sold all of NorthWest’s $159 million in deposits, and essentially all of its assets, to State Bank and Trust Co. in Macon. The acquirer agreed to share losses with the FDIC on about $107 million of the failed bank’s assets.
Elsewhere, the FDIC sold all of The Cowlitz Bank’s $514 million in deposits to Heritage Bank of Olympia, Wash., which paid a 1% premium. Heritage also acquired about $329 million of the failed bank’s assets, and will share losses with the FDIC on about $161 million of those assets. The FDIC estimated the failure will cost $69 million.
Home Federal Bank in Nampa, Idaho, paid a 1% premium to assume all of LibertyBank’s $718 million in deposits, and agreed to acquire $420 million of its assets. The FDIC and Home Federal will share losses on $300 million of those assets. The failure’s cost was estimated at $115 million.
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2.	Bank of America Provides $10 Million Grants to Boost Lending to Small Business By Danielle Douglas August 2, 2010 – Washington Post
Bank of America announced last week that it will provide $10 million in grants to Community Development Financial Institutions and other nonprofit microlenders to spur some $100 million in small-business lending. The move marks the first time the financial behemoth will be giving, not loaning, these institutions money for small businesses.
The grants must be used to bolster loan loss reserves needed to access funds from the U.S. Small Business Administration and the U.S. Agriculture Department. Both agencies require CDFIs, organizations that are certified by the Treasury Department, to set aside around 10 percent of the capital they provide in reserves. So, for instance, for every $10 a microlender offers, it must stash away a dollar to cover potential losses.
“We started hearing that the availability of money was tied up because of the lack of reserves and thought this [initiative] was the best way to address it,” said David Darnell, president of global commercial banking at Bank of America.
With large commercial banks having tightened the reins on small-business lending, community institutions have been filling the void, despite a decrease in funding. “For a lot of CDFIs, the ability to lend is dependent upon having that slice of grant support to fund the loan loss reserves,” said Shari Berenbach, president and chief executive of Bethesda-based Calvert Foundation, a financial intermediary that funds such reserves. “This kind of a grant is incredibly catalytic.”
More than 175 nonprofit lenders participate in the SBA’s program, which provides small loans, averaging $13,000. Based on those figures, Bank of America anticipates the grants will help nearly 8,000 businesses secure new loans. The company is rolling out the first leg of the program in mid-August to assist organizations that can draw down reserves in the current fiscal year ending Sept. 30 — the SBA’s unused capital will be lost past that date. The remaining funds will target CDFIs that are eligible for the following fiscal year. Awards will be based on the microlender’s track record and financial needs.
“We want the grants to be out in 12 months, so the [institutions] are able to draw down the funds from the SBA so that we are looking at $100 million in the hands of small businesses in 12 months, “said Dan Letendre, director of community lending and investing at Bank of America.
Microlenders often supply credit to borrowers that may not qualify for traditional loans because of poor credit. Such was the case for Barrett T. Johnson, an electrician from the District who needed money to service a few contracts. He turned to the Washington Area Community Investment Fund, which in conjunction with the D.C. Department of Small and Local Business Development floated him a $25,000 line of credit last September. “He was able to, over the course of this past year, rack up $280,000 worth of contracts based on that access to capital we extended him,” said Timothy A. Flanagan, acting executive director of the Washington Area Community Investment Fund. “That means jobs for this community.”

The Washington Area Community Investment Fund is one of 52 certified CDFIs in the District, Maryland and Virginia. Nationwide there are 800 of these institutions, which averaged $163 million in assets in 2009, according to the Treasury Department. A first-quarter survey by the Opportunity Finance Network, the trade association for CDFIs, found that half of the 120 respondents could not meet origination demand partly due to capital constraints.
Bank of America is one of the nation’s largest CDFI investors, deploying more than $1 billion in loans and investments to 120 such lenders in 37 states. To date, the bank has invested $80 million in Washington area CDFIs.
A few other large financial institutions invest in CDFIs, including TD Bank and Wells Fargo. In May, Citigroup doled out $200 million to the Calvert Foundation for microloans. “The answer to the challenges and opportunities before us as a nation is an intelligent pairing of public and private resources to meet the needs of small businesses,” said Berenbach. “If we want to create jobs, we have to be providing financing to small business.”
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
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THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON AUGUST 3, 2010
1. New call center to hire 250 more workers by next year Sun Journal (Lewiston, ME)
TD Bank expects to hire 250 more workers for its newest call center that formally opened Friday at the Auburn Mall. Additional coverage in local publications. Bharat Masrani quoted. See full story
2. At Ark.’s Centennial, Florida Remains a ‘Bit of Paradise’ American Banker
Florida is still a prime destination for Centennial Bank in Conway, Ark., even as well-heeled acquirers move in and drive up bank prices. TD Bank mentioned. See full story
3. Riverside will be converted to TD Bank Highlands Today (Sebring, FL)
On Sept. 24, two banks in Highlands County will close as Riverside and reopen as TD Bank. Kevin Gillen (Regional President, Metro D.C. and Florida) quoted. See full story
4. Nouveauté de la semaine: deux fonds à rendement cible pour TD Finance et investissement
Avec ses fonds privés à rendement cible, Gestion de placements TD ne cherche pas à battre le marché à tout prix, mais plutôt à offrir un rendement très précis à ses clients. [With private funds at a targeted return, TD Asset Management is not seeking to beat the market at any price, but rather to provide very specific performance to its customers.] Bob Gorman quoted. See full story
5. TD lance 2 nouveaux fonds [TD launches 2 new funds] Conseiller.ca
Gestion privée TD Watherhouse annonce le lancement de deux nouveaux fonds. [TD Watherhouse [Private Wealth Management is announcing the launch of two new funds.] TD Waterhouse mentioned. See full story
6. Scotia Capital quietly opens carbon credit group The Globe and Mail (Streetwise blog)
Scotia Capital has quietly started up an environmental markets origination group, based in New York, to originate and distribute carbon credits for clients. See full story
7. Bank of America provides $10 million grants to boost lending to small business The Washington Post
Bank of America announced last week that it will provide $10 million in grants to Community Development Financial Institutions and other nonprofit microlenders to spur some $100 million in small-business lending. The move marks the first time the financial behemoth will be giving, not loaning, these institutions money for small businesses. TD Bank mentioned. See full story
8. Want Paper? BofA Says Pay Up Bank Technology News
A quick read of the tea leaves surrounding one of Bank of America’s latest initiatives suggests the bank prefers its customers avoid parchments of any kind. See full story
9. Canadian insurers dispute proposed accounting rules The Globe and Mail
Canadian insurers are expected to come out fighting against a new set of proposed accounting rules that has just been released. See full story
10. HSBC Unit’s Turnaround Efforts Start to Pay Off American Banker
HSBC Holdings PLC’s North American arm still isn’t adding much to the company yet, but it has reduced its consumer finance losses to the point where it is no longer weighing down its parent. See full story
11. Fed Mulls Symbolic Shift -— Officials to Consider Putting More Money Into Bond Market as Recovery Wavers The Wall Street Journal
Federal Reserve officials will consider a modest but symbolically important change in the management of their massive securities portfolio when they meet next week to ponder an economy that seems to be losing momentum. See full story
12. With economy in limbo, dividends become key The Globe and Mail
The North American economy is addicted to growth. Every three months investors pore over corporate earnings hoping the companies they own made more quarter over quarter and that new profits top the previous year’s. TD mentioned. See full story
13. After hot start, big chill hits Canadian and U.S. economic recoveries The Toronto Star (The Canadian Press)
The economy’s great slowdown from the initial fast recovery continued in May with a second consecutive month of underwhelming output that raised more questions about the Bank of Canada’s decision to raise interest rates. Craig Alexander quoted. See full story
14. ‘Bipolar market’ shrugs off weak manufacturing data The Times Colonist (Victoria, BC)
It seems as though investors may be all out of despair. Yesterday, indications that manufacturing activity is slowing in most of the world’s largest economies — just the kind of economic vulnerability that can upset global markets — were actually met with sharp gains, particularly in the United States, where stocks closed at their highest level in 10 weeks. Martin Schwerdtfeger (TD Economics) quoted. See full story
15. In defence of the deferred sales charge The Globe and Mail
When we look back, we see common practices that would be inconceivable today. In the 1970s, conventional banking hours were 10 to 3. In the 1980s, shopping on Sundays in most cities was banned. When we look back, we see common practices that would be inconceivable today. In the 1970s, conventional banking hours were 10 to 3. In the 1980s, shopping on Sundays in most cities was banned. And in the 1990s, over 80 per cent of mutual funds sold by financial advisers used a deferred sales charge, or DSC, which locked investors in for as much as seven years unless they paid a penalty to leave. Written by Dan Richards, president of Clientinsights. He is a faculty member in the MBA program at the Rotman School at the University of Toronto. See full story
16. Three ways Canada can win with China and India Business Without Borders
As China and India become increasingly wealthy and dynamic over the next 20 years, Dr. Wendy Dobson believes they will change the way the world works. Wendy Dobson (Director, TD Bank Financial Group) quoted. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories
1. New call center to hire 250 more workers by next year
Sun Journal (Lewiston, ME)
07/31/2010
CHRISTOPHER WILLIAMS
TD Bank expects to hire 250 more workers for its newest call center that formally opened Friday at the Auburn Mall.
The 250 workers taking calls Friday had moved recently to their new digs from their old offices at the Bates Mill Enterprise Complex and the Sparetime Office Park, both in Lewiston. Officials said Friday they plan to double that number in 2011. The state-of-the-art, 60,000-square-foot facility in the former Porteous space is divided into quadrants, each color-coded and dotted with computer-equipped work stations. Workers take incoming calls from customers needing assistance. With the lagging economy at 8 percent unemployment in Maine and nearly 10 percent nationally, speakers at the ribbon-cutting Friday, including the state’s governor and two U.S. senators, cheered the announcement of new jobs coming to Maine. TD Bank will have nearly 3,000 workers in Maine by next year, with more than one-third working in the Twin Cities. They’ll field roughly 25,000 calls a day, seven days a week. Although the banking industry has been under siege and most banks clamped down on lending, TD Bank actually increased lending, said Bharat Masrani, president and CEO of TD Bank. The bank continues to be strong, he said, noting it is one of only three listed on the New York Stock Exchange with a triple-A rating. It is one of the 15 largest commercial banks in the country. “We have the capital and desire to grow here in Maine,” Masrani said. The opening of the call center is a reflection of the growth of the bank’s customer base, he said. “TD Bank has strong ties in Maine and we are committed to strengthening our presence here even more,” he said. In keeping with its green-lettered logo, the bank’s new call center is carbon neutral, employing cutting-edge techniques for reducing its reliance on carbon fuels. The center is seeking LEED Gold certification for its environment-friendly efforts by: * choosing a location that encourages bicycle commuting and use of public transportation; * landscaping with drought-tolerant plants; * installing plumbing fixtures that use 33 percent less water than conventional fixtures; * using recycled and regionally manufactured materials, such as Maine granite and Thomas Moser furniture; * building a 40- by 40-foot skylight in the middle of the office that reduces the need for electricity; * installing motion sensors to turn off lights when rooms are vacant; and * using only “green” power sources. Spreading its green around, the bank on Friday presented St. Mary’s Food Pantry with a check for $5,000. The call center will host an open house from 10 a.m. to 2 p.m. Saturday, complete with refreshments.
TD Bank’s new call center By the numbers * 9 tons: Weight of boulder featured as centerpiece in the office * 250: Number of current workers * 500: Number of workers expected in 2011 * 33: Percentage of water that should be saved by its new plumbing * 40: Number of homes that could be serviced by the amount of power saved by the center’s new electrical design * 95: Percentage of demolition materials recycled from the former structure that now houses the call center
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2. At Ark.’s Centennial, Florida Remains a ‘Bit of Paradise’
American Banker
08/03/2010
RACHEL WITKOWSKI
Pg. 7 Vol. 175 No. 118
Florida is still a prime destination for Centennial Bank in Conway, Ark., even as well-heeled acquirers move in and drive up bank prices.
The $3 billion-asset bank, a subsidiary of Home BancSharesInc., on Friday picked up two more failed Florida banks, Coastal Community Bank in Panama City Beach and Bayside Savings Bank in Port Saint Joe.
This brings to four the number of seized banks in the state that Centennial has taken over this year — 20% of the 20 failures in 2010. In March, Centennial acquired Old Southern Bank in Orlando and Key West Bank, a thrift.
Though some buyers have started backing away from deals with Federal Deposit Insurance Corp. assistance in the Sunshine State as bidding competition has raised prices, Centennial still views this as the perfect time to expand in the state by acquiring failed banks.
“It’s our time, and the opportunity to come in here is now,” C. Randall Sims, the chief executive of Centennial Bank and its parent company, said in an interview Monday. “Florida still has some unbelievable places that are a little bit of paradise.”

Centennial has had a presence in the Keys for 17 years, but this year marked its expansion into new markets in the state with the deals in Orlando and the Panhandle area.
The bank’s Florida regional president, Tracy French, said in an interview Monday that “quite a bit” of Centennial’s Arkansas customer base visits markets in Florida where the company is expanding.
Sandler O’Neill & Partners LP estimated that, with the latest acquisitions, Centennial’s Florida branches would account for roughly 40% of the company’s overall base.
Florida “has a good deposit growth still, and over time there will be a good lending market,” said Andrew W. Stapp, a senior analyst at B. Riley & Co. Inc.
In fact, Sims said, he would not mind it if Centennial ends up with a larger presence in Florida than in its home state. Florida has a strong “possibility of organic growth after the FDIC-assisted acquisitions have been cleared out,” he said.
Yet this may not happen for some time because Florida remains a hotbed of failures. The number of bank failures in the state through July jumped 400% from the same period in 2009 – 20 so far this year compared with four a year earlier.
As measured by Texas ratios, “there are only a handful of healthy ones” in the state, said Joseph Fenech, an analyst at Sandler O’Neill. The large number of failures has “enabled some banks in slower-growth markets who avoided the excess housing boom to go into states like Florida,” he said.
TD Bank and Iberiabank of Louisiana are among the handful of out-of-state banks that have made several FDIC-assisted deals in Florida. Iberiabank on July 23 picked up its third failed bank in the state among five it has acquired nationwide since the financial crisis began, buying Sterling Bank in Lantana with $408 million of assets. The FDIC entered into a loss-sharing arrangement on $244.3 million, or 60%, of the failed bank’s assets.
All this activity has made Florida a more expensive destination for companies like Centennial, which raised more than $107 million in capital last year to buy failed banks. “A couple of banks came in and just threw havoc into the bidding process,” Sims said.
Specifically, pricing escalated after TD Bank on April 16 won the bidding for three Florida banks, including Riverside National Bank of Florida - one of the largest failures in the state — by agreeing to a 50/50 loss-share agreement with the FDIC.
“TD came in with an unbelievable bid and just blew us all away,” Sims said.
Though Centennial plans to continue bidding on failed banks, it will not get overly aggressive. “We are not interested in opening our balance sheet and risking our assets,” Sims said.
After Centennial bought failed banks a week apart in March, activity subsided, raising investors’ worries that the company would be unable to deploy its new capital fast enough, Fenech said. The latest failed-bank deals, he said, “will be [a sign] of relief.”
With the most recent acquisitions, which added 13 branches and $444 million of assets, Centennial has 32 branches in Florida and 49 in Arkansas.
Sims said he would not be surprised if the bank adds 20 Florida branches during the next year but added that this is unlikely to happen until economic conditions settle down in the state.
As for open-bank deals, Centennial is “out there looking,” he said, “but I don’t think the time is quite right. ... I think the time is at hand with the FDIC’s assistance.”
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3. Riverside will be converted to TD Bank
Highlands Today (Sebring, FL)
07/31/2010
GARY PINNELL
On Sept. 24, two banks in Highlands County will close as Riverside and reopen as TD Bank.
The FDIC closed Riverside National Bank of Fort Pierce in April, and they were acquired by Canadian giant Toronto Dominion . The transformation will be complete when the new signs go up, said Kevin Gillen, president of the metro-south division, which includes the states between Maryland and Florida.
Sounding like a rehearsed commercial, Gillen called TD “America’s most convenient bank.” They’re open seven days a week, 361 days a year, Gillen said. Deposited funds are available the next day, and deposits are credited on the same day until 8 p.m. Because the bank is open longer hours and more days, it is hiring more people, Gillen said.
“We are aggressively recruiting people, and we’re staffing up in every area.” Customers will have access to a 365-day history of paid items, and in the lobby, there’s a free coin counting machine called a Penny Arcade. TD bank customers can use their debit cards at other ATMs without a fee, Gillen said. “They’re automatically reimbursed what assessed from another bank.
There will be some inconveniences with the conversion, Gillen admitted, but customers will be sent a greenbook that will explain the changes. Customers will be issued new checks, but they’ll also have different checking account numbers and bank routing numbers, so they’ll need to update, for instance, direct deposit information with their employers, and electronic debit information with credit card companies.
Gillen pointed out TD’s affinity program, which pays a percentage of a customer’s average daily balance to designated charities like a church or Little League. The TD foundation will be active in the community, he said, and so will volunteers. He invited charities to visit TD.com and apply for grants.
The Toronto-based banker, which has its U.S. headquarters in Portland, Maine, started 2010 with just 35 branches in South Florida. Since then, it has acquired Riverside, South Financial and Mercantile Bank. TD could have 180 branches in Florida by year’s end. TD is one of the 15 largest banks in the United States with $160 billion in assets and more than 1,100 banks in the Northeast, Mid-Atlantic and Florida.
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4. Nouveauté de la semaine: deux fonds à rendement cible pour TD
Finance et investissement
08/01/2010
LÉONIE LAFLAMME SAVOIE
Le Fonds privé à rendement cible TD rendement des bons du Trésor, plus 3 % et le Fonds privé à rendement cible supérieur TD rendement des bons du Trésor, plus 5 % sont offerts par Waterhouse Services aux clients privés aux investisseurs ayant une valeur nette de plus de 1 M$.
« Certaines personnes ont besoin de montants précis pour combler leurs dépenses durant l’année. Il y a aussi des organisations à but non lucratif qui ont des obligations fixes à remplir à chaque année. Ce ne sont pas des clients qui veulent battre un indice », explique Bob Gorman, stratège en chef chez TD Waterhouse.
Le gestionnaire de ces deux fonds sera Anish Chopra, également gestionnaire du Fonds de paires d’actions nord-américaines Émeraude TD et du Fonds fondamental 130/30 Émeraude TD. Il pourra utiliser toutes les catégories d’actifs qu’il souhaite afin d’atteindre le but fixé. En ne limitant pas son gestionnaire et en privilégiant une gestion active, TD espère maximiser ses chances de livrer la marchandise.
« Nous pouvons ainsi obtenir des rendements positifs, et ce, peu importe les conditions économiques, souligne Bob Gorman. Le portefeuille pourra comprendre toutes les catégories d’actifs que ce soit les obligations gouvernementales, les obligations corporatives ou les actions préférentielles. Le gestionnaire pourra aussi investir dans d’autres fonds gérés par Gestion de Placements TD.»
L’utilisation de produits dérivés est également permise au sein de ces deux portefeuilles. Ce n’est toutefois pas parce qu’il peut les utiliser que le gestionnaire le fera nécessairement : « Ce sont des outils de plus qui nous permettent d’atteindre notre rendement cible en gérant bien notre risque ».
Parmi les produits dérivés considérés, Bob Gorman cite l’exemple des options d’achats et les options contractuelles de vente qui permettraient de protéger les portefeuilles contre des baisses importantes de marché tout en générant, dans certains cas, des revenus supplémentaires.
« La sécurité est très importante pour les investisseurs, il y a certainement moins d’anxiété dans l’air qu’en 2008, mais il y a toujours de l’incertitude, indique Bob Gorman. Beaucoup d’argent n’a pas encore été réinvesti parce que les gens se demandent quoi faire. Avec les rendements actuels, ils ne peuvent simplement plus rester investis dans le marché monétaire. »
Les rendements seront versés annuellement sous la forme de dividendes et de gains en capital.
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5. TD lance 2 nouveaux fonds [TD launches 2 new funds]
Conseiller.ca
08/03/2010
SOPHIE STIVAL
Gestion privée TD Watherhouse annonce le lancement de deux nouveaux fonds. Le Fonds privé à rendement cible TD et le Fonds privé à rendement cible plus TD visent à générer un rendement qui dépasse respectivement de 3 % et de 5 % celui des bons du Trésor du gouvernement du Canada, et ce, tout au long d’un cycle complet du marché (haussier et baissier).
Ces deux fonds conviennent aux investisseurs ayant un horizon à moyen et à long terme qui souhaitent diversifier un portefeuille de fonds ayant des indices de référence traditionnels. Il faut être prêt à accepter un niveau de risque faible ou modéré.
Le fonds qui dépasse de 3 % le rendement des bons du Trésor se compare à un fonds obligataire, apprend-on dans un communiqué de la TD. Celui qui vise un rendement de 5 % supérieur se compare plutôt à un fonds équilibré ou un fonds qui peut générer la répartition d’actif et le risque d’un fonds mondial.
Pourquoi un rendement cible ?

Le choix d’une stratégie de rendements ciblés (appelée aussi rendements absolus) vise avant tout à obtenir un rendement absolu plutôt qu’un rendement comparable à un indice de référence. Ceci permet bien souvent de réduire la volatilité du portefeuille.
Dans un communiqué la TD explique que « bien que les stratégies de rendement cible puissent enregistrer un rendement inférieur à celui du marché en périodes haussières, elles sont conçues pour surpasser le marché en périodes baissières et préserver la valeur. »
Quelle est la méthode de placement ?
Le gestionnaire de portefeuille gère activement les différentes catégories d’actif. Le fonds peut être diversifié selon différentes catégories d’actif et différentes régions.
En bref, le gestionnaire :
* réoriente les fonds entre les catégories d’actif et les marchés de façon dynamique;
* utilise différentes catégories d’actif, notamment les titres du marché monétaire, les titres de créance et les titres assimilables à un titre de créance, les actions privilégiées, les fiducies de revenu, les fiducies de placement immobilier, les fonds négociés en bourse, les actions et les titres assimilables à une action au Canada, aux États-Unis et sur les marchés internationaux;
* investit plus souvent dans des titres du marché monétaire, des titres de créance et des titres assimilables à un titre de créance que dans des actions (seulement pour le Fonds ciblé bons du Trésor + 3%);
* investit de temps à autre dans d’autres fonds gérés par Gestion de Placements TD;
* effectue des placements importants dans des titres du marché monétaire pendant de longues périodes;
* couvre le risque de change au besoin.
Qui gère ces fonds ciblés ?
Ces deux fonds privés sont gérés par l’Équipe de gestion d’actions à revenu de Gestion de Placements TD. Anish Chopra, CFA, CA, est au service de Gestion de Placements TD depuis 1998. Il est le gestionnaire principal du Fonds d’actions canadiennes optimal TD, pour Fonds Mutuels TD, et du Portefeuille modèle d’actions de valeur canadiennes de Gestion privée TD Waterhouse. Il est gestionnaire du Fonds de paires d’actions nord-américaines Émeraude TD et du Fonds fondamental 130/30 Émeraude TD.
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6. Scotia Capital quietly opens carbon credit group
The Globe and Mail (Streetwise blog)
08/03/2010
TARA PERKINS
Scotia Capital has quietly started up an environmental markets origination group, based in New York, to originate and distribute carbon credits for clients.
The group is headed up by Jeff King, who has significant experience from time spent at Credit Suisse.
The idea is to take advantage of opportunities that already exist in Latin America, and to get the group ready to become a full-service provider in North America once legislation is passed in Canada and the U.S. that requires companies to make use of the credits.
That will include providing financing for carbon project development, acting as brokers or dealers of carbon credits, and trading credits.

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7. Bank of America provides $10 million grants to boost lending to small business
The Washington Post
08/03/2010
DANIELLE DOUGLAS
Bank of America announced last week that it will provide $10 million in grants to Community Development Financial Institutions and other nonprofit microlenders to spur some $100 million in small-business lending. The move marks the first time the financial behemoth will be giving, not loaning, these institutions money for small businesses.
The grants must be used to bolster loan loss reserves needed to access funds from the U.S. Small Business Administration and the U.S. Agriculture Department. Both agencies require CDFIs, organizations that are certified by the Treasury Department, to set aside around 10 percent of the capital they provide in reserves. So, for instance, for every $10 a microlender offers, it must stash away a dollar to cover potential losses.
“We started hearing that the availability of money was tied up because of the lack of reserves and thought this [initiative] was the best way to address it,” said David Darnell, president of global commercial banking at Bank of America.
With large commercial banks having tightened the reins on small-business lending, community institutions have been filling the void, despite a decrease in funding. “For a lot of CDFIs, the ability to lend is dependent upon having that slice of grant support to fund the loan loss reserves,” said Shari Berenbach, president and chief executive of Bethesda-based Calvert Foundation, a financial intermediary that funds such reserves. “This kind of a grant is incredibly catalytic.”
More than 175 nonprofit lenders participate in the SBA’s program, which provides small loans, averaging $13,000. Based on those figures, Bank of America anticipates the grants will help nearly 8,000 businesses secure new loans. The company is rolling out the first leg of the program in mid-August to assist organizations that can draw down reserves in the current fiscal year ending Sept. 30 — the SBA’s unused capital will be lost past that date. The remaining funds will target CDFIs that are eligible for the following fiscal year. Awards will be based on the microlender’s track record and financial needs.
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“We want the grants to be out in 12 months, so the [institutions] are able to draw down the funds from the SBA so that we are looking at $100 million in the hands of small businesses in 12 months, “said Dan Letendre, director of community lending and investing at Bank of America.
Microlenders often supply credit to borrowers that may not qualify for traditional loans because of poor credit. Such was the case for Barrett T. Johnson, an electrician from the District who needed money to service a few contracts. He turned to the Washington Area Community Investment Fund, which in conjunction with the D.C. Department of Small and Local Business Development floated him a $25,000 line of credit last September. “He was able to, over the course of this past year, rack up $280,000 worth of contracts based on that access to capital we extended him,” said Timothy A. Flanagan, acting executive director of the Washington Area Community Investment Fund. “That means jobs for this community.”
The Washington Area Community Investment Fund is one of 52 certified CDFIs in the District, Maryland and Virginia. Nationwide there are 800 of these institutions, which averaged $163 million in assets in 2009, according to the Treasury Department. A first-quarter survey by the Opportunity Finance Network, the trade association for

CDFIs, found that half of the 120 respondents could not meet origination demand partly due to capital constraints.
Bank of America is one of the nation’s largest CDFI investors, deploying more than $1 billion in loans and investments to 120 such lenders in 37 states. To date, the bank has invested $80 million in Washington area CDFIs.
A few other large financial institutions invest in CDFIs, including TD Bank and Wells Fargo. In May, Citigroup doled out $200 million to the Calvert Foundation for microloans. “The answer to the challenges and opportunities before us as a nation is an intelligent pairing of public and private resources to meet the needs of small businesses,” said Berenbach. “If we want to create jobs, we have to be providing financing to small business.”
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8. Want Paper? BofA Says Pay Up
Bank Technology News
08/01/2010 10:58:40
DANIEL WOLFE
Pg. 24 Vol. 23 No. 8
A quick read of the tea leaves surrounding one of Bank of America’s latest initiatives suggests the bank prefers its customers avoid parchments of any kind.
The institution is charging some customers to receive their monthly statement in the mail, the industry’s most aggressive move yet to encourage paperless banking. For now, the $8.95 monthly fee applies to just one type of account, and only in Georgia. But BofA plans to roll out the product in other markets soon as a replacement for its popular student checking account, which has no monthly fees when opened online.
While some banks might be reluctant to impose a fee for such a basic service, anything Bank of America does will draw followers. “When you have banks like BofA ... do something that’s different, it’s quite natural for the rest of the market to strongly consider and pursue that type of option,” says Jacob Jegher, a senior analyst for the Boston market research firm Celent.
Though BofA would not be the first U.S. bank to nudge customers away from paper statements, it is the biggest to start charging a fee for them. The Charlotte company’s new eBanking account is offered online to Georgia residents. It is pitched as a self-service account, and the monthly $8.95 fee is waived for people who agree to receive their statements only online and who do not visit a teller for any transactions that can be handled by an automated teller machine or online, such as balance inquiries and deposits.
A person familiar with Bank of America’s plans says that the company is planning to replace its CampusEdge student account with eBanking in other markets in the near future. BofA spokeswoman Tara Burke said Wednesday that it is “testing a lot of products.” She would not provide any details about the eBanking account.
Many banks encourage customers to shut off their monthly statements, though few have reported significant success.
Consumers often say they want the paper records to keep track of their finances and to document payments and other transactions, such as when checks clear. Jegher says some banks have had better results with the carrot approach-rewarding consumers for turning off paper-than with Bank of America’s stick.
Toronto-Dominion Bank, for example, provides some services, including check images, for free to its paperless customers in Canada, but charges a per-item viewing fee to those who receive mailed statements. Other institutions to try to eliminate paper statements for some accounts include American Express, Frost National Bank and PNC.
Jegher says Bank of America’s new account terms could indicate that the company is not satisfied with its efforts to persuade customers to shut off paper statements. “Clearly they have some room to grow.”
Cathy Graeber, the founder of the consulting and research firm Swimming Upstream, says Bank of America is wise to pitch eBanking as a replacement for its student account for people who are already comfortable interacting online and might not have developed specific habits for managing their finances. The eBanking account “is, from a business standpoint, a very smart way to train new customers,” Graeber said.
Graeber compared Bank of America’s statement fee to First National Bank of Chicago’s decision in 1995 to charge customers for visiting a teller, another fundamental banking service. Consumers were livid over the $3 teller fee, and First National dropped it from most accounts a year later.
However, Graeber says Bank of America might not get the same reception. “They have more channels and they’re giving customers the choice” to perform the same activity without a teller or without a paper statement to avoid the fee, she says.
Nicole Sturgill, the research director for delivery channels at TowerGroup, says that by only attaching a fee to statements for a new account type, the bank could avoid the backlash it would face if it were to change the rules for existing accounts. She agrees that other banks are eager to move customers away from paper statements and will likely follow, but adds they are more apt to take their cue from PNC, which did not offer even the option of a paper statement.
Bank of America will likely get results, in no small part because it set its fee so high. “For $3, you may not get people to turn it off,” she says, but “$9 for a paper statement? It will make you think twice.”
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9. Canadian insurers dispute proposed accounting rules
The Globe and Mail
07/31/2010
TARA PERKINS
Pg. B7
Canadian insurers are expected to come out fighting against a new set of proposed accounting rules that has just been released. The London-based International Accounting Standards Board has issued a draft of changes to the accounting regime for insurance contracts. “A fundamental review of insurance accounting was long overdue, with current practice resulting in financial information that is impenetrable to all but the most expert of users,” stated Sir David Tweedie, chairman of the IASB. The exposure draft is open for comment until the end of November, and Canada’s life insurers are expected to work hard before then to convince the accounting standard setters that they believe that aspects of the new rules will do more harm than good.
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10. HSBC Unit’s Turnaround Efforts Start to Pay Off
American Banker
08/03/2010
JEFF HORWITZ

Pg. 1 Vol. 175 No. 118
HSBC Holdings PLC’s North American arm still isn’t adding much to the company yet, but it has reduced its consumer finance losses to the point where it is no longer weighing down its parent.
On Monday HSBC reported a blowout first-half pretax profit of $11.1 billion, double its earnings a year earlier. Though the improvement of the company’s U.S. business was among the highlights, the North American operation was the only geographic subsidiary to report a loss.
Because of more than half a billion dollars in first-half hedging losses and a sharp second-quarter jump in consumer finance writedowns, HSBC North America Holdings Inc. reported it had an $80 million loss through June, down from the $2.1 billion hit it took a year earlier. Credit provisioning in its personal financial services segment fell from $6.4 billion in the second half of last year to $4.6 billion through June 30.
But after stripping out the hedging writedowns and other one-time items, HSBC North America Chief Executive Niall Booker noted, the company produced an underlying $492 million pretax profit.
“We have a core business that makes money,” said Booker, who took over after former CEO Brendan McDonagh left HSBC at the end of July, on the North American subsidiary’s conference call with reporters and analysts. “We believe we have a unique capability in terms of joining up our corporate customers and our premier high-net-worth customers internationally.”
On both HSBC North America’s earnings call and that of its parent, executives stressed the difference in performance between the company’s successful capital markets, card and commercial banking businesses and the terribly performing consumer finance business it largely acquired in a long-regretted 2002 acquisition of Household International. That business is now in runoff, dropping from $91 billion of assets a year earlier to $69 billion by midyear.
“We haven’t seen much slowdown in the runoff yet, which is encouraging,” Booker said. “The fact that the book is running off at a fair clip significantly reduces our risk.”
The North American unit also sold off its $4.3 billion auto finance portfolio in July, HSBC said in its earnings release.
Year over year, revenue in North American dropped 28%, to $8 billion, largely because of the runoff of the personal financial services portfolio, which included some higher-yieldng assets.
HSBC North America’s performance would have been weaker still without the support of the Canadian operations, which turned in a $502 million pretax profit.
HSBC executives abroad and in the U.S. made it clear that the company’s misadventures in U.S. consumer finance had informed a lasting shift in strategy.
“We’ll be in the U.S. as it is required for our business on a global basis. ... But overall I don’t see us growing domestic business in the United States, because frankly we haven’t got any right to win,” said Michael Geoghegan, HSBC Holdings’ CEO.
Instead of competing against the largest American retail banks on price, he said, HSBC intends to focus on international trade and the affluent consumers associated with it.
Booker seconded that on the later North American call, outlining what he described as HSBC ’s strong position within its chosen segments of the banking industry. The company was proud to have one of the few credit card books that has remained profitable during the recession, he said, thanks to its ability to acquire and retain affluent customers. And HSBC expects to build upon its $1 billion first-half profit in its North American global banking and markets unit.
“We are not trying to be all things to all men,” Booker said. “But with the government encouraging exports in the U.S., we think that’s an opportunity for our commercial banking in particular.”
Because of HSBC ’s chosen business lines, he told analysts, he was not especially worried about the impact of financial reform legislation on HSBC ’s business.
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11. Fed Mulls Symbolic Shift -— Officials to Consider Putting More Money Into Bond Market as Recovery Wavers
The Wall Street Journal
08/03/2010
JON HILSENRATH
Pg. A1
Federal Reserve officials will consider a modest but symbolically important change in the management of their massive securities portfolio when they meet next week to ponder an economy that seems to be losing momentum.
The issue: Whether to use cash the Fed receives when its mortgage-bond holdings mature to buy new mortgage or Treasury bonds, instead of allowing its portfolio to shrink gradually, as it is expected to do in the months ahead. Any change — only four months after the Fed ended its massive bond-buying program — would signal deepening concern about the economic outlook. If the Fed’s forecast deteriorates significantly, it could also be a precursor to bigger efforts to pump money into the economy.
Moving to stop the Fed’s portfolio from shrinking would prevent monetary policy from slightly tightening in the face of a weakening recovery.
The central bank’s $2.3 trillion portfolio has nearly tripled in size since 2007.
Buying new bonds with this stream of cash from maturing bonds — projected at about $200 billion by 2011 — would show the public and markets that the Fed is seeking ways to support economic growth. It could also be a compromise that rival factions at the Fed support, as officials differ about whether and how to address a subpar recovery.
Whether the Fed makes any move next week depends in large part on economic data, particularly the government snapshot of the jobs market due Friday.
Since Fed officials last met in June, data on consumer confidence and spending have softened and job data haven’t improved. But overall financial conditions have improved somewhat, with a rebounding stock market.
Officials in the Fed’s anti-inflation camp aren’t convinced the economy is slowing significantly and are wary of taking new actions. Others are eager to consider new steps to address recent signs of a slowdown and persistent high unemployment.
Fed officials aren’t yet prepared to take the larger step of resuming large-scale purchases of mortgage-backed securities or U.S. Treasurys. But they are holding open that option if the economy deteriorates. Private forecasters generally expect real GDP to grow by an annual rate of about 2 3/4% in the second half of 2010. If the picture deteriorates and they forecast growth falling below 2%, the Fed would be more likely to act.
In a speech in South Carolina Monday that was more somber than his testimony to Congress last month, Fed Chairman Ben Bernanke said: “We have a considerable way to go to achieve a full recovery in our economy, and many Americans are still grappling with unemployment, foreclosure and lost savings.”
Mr. Bernanke said Monday that the Fed must avoid raising interest rates too soon and urged the government to proceed cautiously in cutting spending and raising taxes. “We need to be careful about tightening too quickly,” Mr. Bernanke said, promising that monetary policy would remain loose until “sustained” growth is seen, especially in jobs.
A few months ago, many investors expected the Fed to begin raising its key interest-rate target by the end of this year; futures markets now indicate traders don’t expect that until late 2011.
Mr. Bernanke highlighted what he called the “battered” shape of state and local budgets. “Many states and localities continue to face difficulties in maintaining essential services and have significantly cut their programs and work forces. These cuts have imposed hardships in local jurisdictions around the country and are also part of the reason for the sluggishness of the national recovery.”
The Fed is in a difficult spot. As Mr. Bernanke noted, inflation, now about 1%, is likely to run below the central bank’s unofficial target of 1.5% to 2% for the next couple of years. That is stoking worries of deflation, a debilitating fall in prices across the economy. Unemployment is expected to remain high even longer.
The Fed already has pushed short-term interest rates to near zero and purchased about $1.7 trillion in Treasury debt and mortgage bonds to drive down long-term interest rates. The purchases ended in March, and many officials are reluctant to resume them.
“We run the risk of doing things in an effort to solve a problem that we’re not well-equipped to solve,” Charles Plosser, president of the Federal Reserve Bank of Philadelphia, said in an interview last week. Too many people, he said, “have come to believe that monetary policy is always the solution to our economic problems.”
But Mr. Plosser said he was open to reinvesting proceeds from maturing mortgage bonds into Treasury securities.
Fed officials aren’t sure buying more mortgages or bonds would have a big effect on rates. Mortgage rates and other long-term interest rates already are very low. It also would saddle the Fed with an even larger portfolio to unwind later.
As mortgages are refinanced and mortgage bonds mature or are prepaid, the Fed’s holdings shrink. The Fed’s mortgage holdings inched down from $1.129 trillion in mid-July to $1.117 trillion at month’s end.
The Fed’s mortgage buying pushed investors to buy other assets, including corporate bonds and stocks. Any extension of that program could help support the recent rally in such riskier assets.
Like Mr. Plosser, Richard Fisher, president of the Federal Reserve Bank of Dallas, worried that the Fed could be expected to do too much. He said in an interview that choosing to hold the balance sheet steady for now “could be” an area where Fed officials have common ground. “I’m more comfortable with that debate than I am with the debate about adding to the balance sheet,” he said.
Another regional Fed bank president, James Bullard of St. Louis, last week warned of deflation risks and said the Fed should expand its portfolio if those risks mount. Monday he said there are many “technical issues” that needed to be considered when the Fed makes decisions about its balance sheet.
Another idea — pushing down short-term rates by reducing a rate called the interest on excess reserves — is on the table, but doesn’t have a big following at the Fed. That rate is already low, at 0.25%, and the Fed’s target federal funds rate is below that most days. The Fed wouldn’t get much benefit by pushing the rate lower, and reducing it could disrupt the money-market mutual fund industry.
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12. With economy in limbo, dividends become key
The Globe and Mail
07/31/2010
TIM KILADZE
Pg. B10
The North American economy is addicted to growth. Every three months investors pore over corporate earnings hoping the companies they own made more quarter over quarter and that new profits top the previous year’s.
Because stock performance depends on growth, it’s the key to most investment strategies. But recently Peter Gibson, the head of portfolio strategy and quantitative research at CIBC World Markets, has imagined a future without growth.
The U.S. economy is in limbo, he wrote in a report this week, so “equity returns are likely to remain low over the next two to five years.” Without stable growth, stock prices won’t rise, and without price appreciation, investors earn little return — capital gains — on their investments.
Mr. Gibson now fixates on dividends. Equity markets may have rebounded from their March, 2009, lows, but “it’s going to be supercritical to start focusing on yield,” he said in an interview.
Nothing puts this into perspective better than the S&P 500’s performance over the past 12 years. This exchange gauges Americans’ wealth and in July, 1998, it hit 1,125. Today, it hovers around 1,100. That means many U.S. investors are no better off than they were a decade ago.
Canadians have been more fortunate. Global demand for resources buoyed the Toronto Stock Exchange over the past 10 years, but it, too, has stalled of late. The TSX is stuck in a rut and remains far below its all-time high.
“How much longer will the market trade in a range?” Mr. Gibson wonders.
The uncertainty convinced him that dividends are the way to go. Now he looks for “sustainably high-dividend-yielding” stocks. If equity prices move sideways and bond yields stay low, Mr. Gibson wants to get some sort of return from his equity portfolio.
The world has also changed, he says. Between 1980 and 1998, price appreciation made up 79 per cent of total return; since, it’s accounted for 28 per cent. That means dividends and dividend re-investment accounted for almost three-quarters of total equity returns over the past 12 years.
Rethinking buy and hold
Mr. Gibson is particularly worried about market volatility. “Traders may profit from this environment, but buy-and-hold people need to rethink their strategy,” he wrote.
Since 1998, the S&P 500 has seen big swings, including rallies and collapses (consecutively, from peaks to lows) of plus-65 per cent, minus-50 per cent, plus-101 per cent, minus-57 per cent and, most recently, plus-80 per cent.

Through all that, the average total return (that means including dividends) came in just under 3 per cent annually.
The big picture: Traders made massive profits (and absorbed some losses), but the average buy-and-hold investor made negligible gains.
These market fluctuations persist. In just over two months this spring the TSX lost about 10 per cent of its value stemming from fears about Europe, just after it gained the same percentage in the three months prior.
This volatility is best depicted by the VIX index, which peaked above 80 when banks started failing in the fall of 2008. After plummeting to below 20 earlier this year, it quickly doubled when the European debt crisis broke out.
Because stock prices fall in these environments, it’s easy to find high-dividend yields because their payout as a percentage of stock price increases. However, Mr. Gibson says the best dividend stocks always pay well.
Not only are their dividends more stable, they also reward investors more equitably than risky companies.
The reasoning is simple: Finance is built on higher returns for greater risks. Yet since 1973 the TSX hasn’t outperformed government of Canada 10-year bonds, according to Mr. Gibson’s calculations. For high-dividend stocks, “as long as its good-quality yield, then I can do better than the bond portfolio alternative,” he said.
Now, he isn’t saying every investor should dump their bonds. Asset allocation changes over the course of a lifetime and the elderly typically need guaranteed bond returns. But for those who own stocks and aren’t being compensated for higher risk, why not look for high dividend yields?
Mr. Gibson’s historical analysis lends even more reason. Looking back 160 years, he found that bond yields and stock prices rarely fell in tandem — most notably during the long depression in the late 1800s, and the Great Depression.
Since 1998, this anomaly has been seen again (which is why he uses that year in his analysis). “The behaviour between stocks and bonds has been consistent with depression-like scenarios,” he said.
CHOOSING YIELD TYPE
What stocks should investors buy? The answer isn’t so straightforward, Mr. Gibson said. It depends on their risk preference.
If they think the current lull is temporary, he suggest a “yield for now” portfolio that targets stocks with temporarily high dividend yields; if they think the market will move sideways for a while, he suggests a “sustainable yield” portfolio comprising companies that always pay out.
Personally, he thinks yield-for-now is appropriate because the economy isn’t too shattered. “As long as we’re stable, oil prices will stay high,” he said, which means many TSX companies won’t cut dividends.
His analysis confirmed his suspicions. A number of oil and gas stocks made his list of suitable stocks, including Inter Pipeline Fund (current dividend yield 7 per cent) and Fort Chicago Energy Partners LP (9.3 per cent). Real estate players were also common, including RioCan REIT (6.9 per cent).
That compares with a median yield of 1.8 per cent for the TSX and 1.45 per cent for the S&P 500, according to Mr. Gibson’s calculations.
Things could quickly change if the economy doesn’t gain ground. “If interest rates are going to stay low,” Mr.

Gibson said, “does it make sense for a company to maintain such a high dividend yield?”
In that scenario he switches to sustainable yield. The list of companies that qualify is much shorter because they are put under “difficult, demanding tests” that emphasize return on equity.
Companies that make the cut include: BCE Inc. (5.3 per cent), Toronto-Dominion Bank (3.3 per cent) and Corus Entertainment Inc. (3.1 per cent).
“I think yield-for-now is fine because the environment appears to be stable,” Mr. Gibson said. But “if the Federal Reserve loses control of the system and the crisis deepens around the world, a lot of stocks that you thought had high yields will get into a lot of trouble.”
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13. After hot start, big chill hits Canadian and U.S. economic recoveries
The Toronto Star (The Canadian Press)
07/31/2010
JULIAN BELTRAME
The economy’s great slowdown from the initial fast recovery continued in May with a second consecutive month of underwhelming output that raised more questions about the Bank of Canada’s decision to raise interest rates.
The Canadian economy crawled forward a disappointing 0.1 per cent during the month, following a flat reading in April, and once again below the consensus forecast by one-tenth of a point.
While not disastrous, the pace will make it difficult for the economy to match the Bank of Canada’s recent projection of three per cent growth in the second quarter, which ended June 30.
And it makes a distant memory of the spectacular growth spurt that began last fall and continued into this year, when the economy grew 4.9 per cent in the last quarter of 2009 and a decade best 6.1 per cent in the first quarter of 2010.
Canada’s economy appears to be tracking that of its sluggish neighbour to the south, which also reported disappointing numbers Friday. The U.S. grew at a 2.4 per cent pace in the second quarter, down from in the 3.7 per cent rate in the first quarter. It was the economy’s weakest showing in nearly a year.
Analysts said Canada’s economy will likely mirror the U.S. when the second quarter numbers are in at the end of next month — at between 2.2 and 2.6 per cent — and that the third quarter may be even weaker.
“I don’t think we can get to three per cent ... you’d need a very, very significant number in June,” BMO Capital Markets economist Benjamin Reitzes said of the Bank of Canada’s estimate last week.
Only in April, the Bank of Canada had projected the second quarter pull-back at 3.8 per cent and that no quarter would fall below 3.5 per cent for the rest of the year.
Still, while the Canada-U.S. gross domestic numbers look comparable, economists note the two economies are in reality like night and day. The big difference is that after picking up 227,000 new jobs in the past three months, Canada has recouped all the job losses suffered during the recession, whereas the U.S. is still down about eight million.

Reitzes and many economists say a slowdown at this point in the recovery is to be expected.
“That’s the way recoveries usually work. You get a lot of pent-up demand spent and inventories built up, and as the factors fade you do get a soft patch, and then things tend to accelerate afterwards,” Reitzes explained.
But the bears, many of whom have been advising Bank of Canada governor Mark Carney to hold off on rate hikes until the recovery is more entrenched, are having none of it.
“What is normal in the context of a post-World War II recovery is that four quarters into it, real GDP expands at over a six per cent annual rate,” responds David Rosenberg, chief economist at the Gluskin Sheff wealth management firm.
The weakness in the U.S. stems from their debt-burdened consumers, who fearing a further depreciation on the value of their homes and other risks, have taken their money to the bank, rather than the mall.
Canada’s weakness, says TD Bank chief economist Craig Alexander, stems from the fact that the rest of the world is still recovering from a financial systems crash.
There was nothing wrong with the Canadian economy when the world went off the cliff in the fall of 2008, he noted.
“And it’s entirely unfair, but if the rest of the industrialized world is going to go through a mid-recovery slide, Canada is going to go along for the ride.”
Analysts said they doubt the recent numbers will dissuade the Bank of Canada from raising rates again in September, following two quarter-point increases in June and July, but added the central bank may then take a break after that.
Alexander said at 0.75 per cent, the central bank’s key rate is still very stimulative.
But IHS Global Insight’s Brian Bethune reiterated this was no time to add drag to growth by making borrowing and spending more difficult.
The Bank of Canada is the only central bank in the G7 that has been raising rates, which were cut to combat the credit crisis.
The May numbers do show several sectors of the economy recovering, particularly goods producing industries, which grew 0.6 per cent in May. The fuel, however, was almost entirely the oil and gas sector.
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14. ‘Bipolar market’ shrugs off weak manufacturing data
The Times Colonist (Victoria, BC)
08/03/2010
TIM SHUFELT
Pg. B5
It seems as though investors may be all out of despair.
Yesterday, indications that manufacturing activity is slowing in most of the world’s largest economies — just the kind of economic vulnerability that can upset global markets — were actually met with sharp gains, particularly in the United States, where stocks closed at their highest level in 10 weeks.
“I call this the ‘bipolar market,’ “ said Brian Bethune, chief U.S. financial economist at IHS Global Insight in New York. “Either it decides everything’s bad and all the pessimism has to be purged from the system, and once that happens, the market is set for another move up.”
In June, data indicating economic growth was slowing and a stream of bad news out of Europe prompted a big selloff. “The pessimism trade dominated and the market got oversold,” Bethune said.
So when the benchmark manufacturing index produced by the Institute for Supply Management fell to 55.5 for the month of July, the fourth consecutive monthly drop in United States, investors shrugged their shoulders.
“Even though the news is not terrific, it’s better than what’s priced in, so it’s not that bad after all,” he said.
There were a number of other factors yesterday contributing to a two per cent spike in the Dow Jones Industrial average.
The U.S. dollar fell to a three-month low against a basket of currencies as investors moved to riskier assets, pushing oil prices past the $80 US a barrel mark. And a weaker greenback makes commodities cheaper for holders of other currencies.
But manufacturing deceleration in the United States, China and much of Europe failed to spoil the day.
For the first time in almost a year and a half, the HSBC China Manufacturing Purchasing Managers Index fell below the 50 threshold that separates growth from contraction.
But again, that news should have already been considered by investors and factored into equity prices.
“It shouldn’t come as any surprise to anyone,” said Jennifer Lee, senior economist at BMO Capital Markets. “I think it’s actually a good thing.”
Given that Chinese planners put the brakes on the economy to rein in meteoric growth and to deflate a potential housing bubble, falling economic indicators are to be expected.
“It just shows that what they’re doing is working,” Lee said.
As for the eurozone, while it bucked the trend and posted a modest increase in its manufacturing index from 55.6 to 56.7, those gains are almost solely attributable to a growth spurt in Germany, shored up by the benefits of a battered currency.
“Germany relies a lot on its exports,” Lee said. “It’s more an effect of the weak euro.”
Despite the market’s resilience yesterday, however, that’s not to say the manufacturing data do not include causes for concern, primarily the dependence of the fragile economic recovery on the sector.
During the recession, businesses tightened spending and drew down inventories significantly. So far this year, the rebuilding of those inventory levels has bolstered manufacturing numbers.
“That’s still continuing, but to a lesser extent. Businesses have now filled up their shelves quite a bit,” Lee said. “It’s not going to do as much to boost the economic recovery as it has in the past half-year.”
The good news is that the manufacturing sector alone is not large enough to push the U.S. economy back into contraction. The bad news is that high unemployment and low consumer spending impede a much-needed spike in the service sector, said Martin Schwerdtfeger, an economist at TD Economics.
“We would like to see consumption start contributing more to the economy and not as much inventory buildup and investment,” he said.
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15. In defence of the deferred sales charge
The Globe and Mail
08/03/2010
DAN RICHARDS
Pg. B9
When we look back, we see common practices that would be inconceivable today.
In the 1970s, conventional banking hours were 10 to 3.
In the 1980s, shopping on Sundays in most cities was banned.
And in the 1990s, over 80 per cent of mutual funds sold by financial advisers used a deferred sales charge, or DSC, which locked investors in for as much as seven years unless they paid a penalty to leave.
Over the past while, more and more advisers have moved away from the DSC to other options that provide investors with greater flexibility.
While many investors have benefited, there are also a significant number who would actually be better off under the DSC model.
How advisers are paid
For investors to make informed decisions, they have to understand how their advisers are paid.
Mutual funds investing in Canadian stocks normally charge an annual fee of about 2 1/2 per cent.
Of that, a small portion covers accounting and legal costs and other expenses. With only a few exceptions, adviser compensation works out to roughly 1 per cent a year (of which advisers’ head offices and office expenses take a large percentage) and the fund company retains the balance for managing the money.
Advisers can receive their 1-per-cent compensation in a couple of ways.
In one option, they receive 1 per cent annually for as long as the investor owns the fund — so the compensation is absolutely level over time.
In the DSC model, advisers receive an upfront amount of 5 per cent from the fund company — and then one-half of 1 per cent afterwards. In essence, advisers give up half of their ongoing compensation to get this upfront payment.
In both cases, the amount that investors pay is the same and advisers ultimately receive similar total compensation — the only difference is the timing of when they get paid.

In both models, investors have everything they’ve invested working for them from Day 1. The 5 per cent that advisers receive under the DSC model is advanced by fund companies; that’s why investors who redeem in the first seven years have to pay a penalty, to reflect this upfront payment to advisers. Of note, the penalty doesn’t kick in as long as investors switch into other funds offered by the same fund company.
Matching effort and compensation
It’s understandable that investors prefer the non-DSC model, so that they can leave a fund family at any time without penalty.
And if the level of advice and service an adviser provides is even over time, this makes absolute sense. A guiding principle in compensation is that it should be roughly aligned with the expenditure of effort on the part of advisers.
Where the difficulty arises is when the work for a new client is front-loaded.
I spoke recently with an adviser who took on a client with $500,000, whose financial affairs were in total disarray. Over the next year, this adviser and his assistant spent almost 100 hours analyzing the client’s situation, tracking down historical information, helping get substantial refunds by re-filing past tax returns and putting a plan in place.
At the end of this, the client called the adviser to thank him for all his hard work — and told him that since his son had just gotten engaged to a financial adviser, he was moving his account to his soon-to-be daughter-in-law.
Over the period they worked together, the adviser received about $5,000 in fees — of which his head office kept a quarter and his operating expenses took another quarter.
That meant that he netted $2,500 — and he and his assistant had earned $25 an hour, a fraction of what an auto mechanic or plumber makes.
While an extreme case, this situation is far from unique.
We’re in a world in which consumers are increasingly fickle — and many advisers talk about scenarios in which they’ve invested substantial time to develop plans, only to have clients leave after the work is done, sometimes to other advisers, sometimes for the lower costs of a discount broker.
Note that it’s not just advisers who suffer when this happens — in effect, other clients have subsidized any new client who consumes big amounts of time and then leaves.
As a result, some of the best advisers are reluctant to take on clients for which there is substantial upfront time without getting compensated for that work in some fashion.
Given most investors’ reluctance to pay an upfront fee, it’s in these cases where the DSC can make sense — in exchange for the investor committing to stay within a fund company, an adviser is paid for the initial work on a new account.
When it comes to investing, there’s an old axiom that “one size doesn’t fit all.”
That’s obviously true of investment recommendations for clients.
And it’s also true of compensation arrangements. To get to the right outcome, advisers and investors have to talk through the arrangement that’s right for their situation, even if that means that investors buy funds under the DSC model and commit to staying in a fund family for several years as a result.

-Dan Richards is president of Clientinsights. He is a faculty member in the MBA program at the Rotman School at the University of Toronto.
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16. Three ways Canada can win with China and India
Business Without Borders
07/29/2010
DIANE JERMYN
As China and India become increasingly wealthy and dynamic over the next 20 years, Dr. Wendy Dobson believes they will change the way the world works.
“It’s probably the most amazing transformation in human history,” says Dobson, co-director of the Institute for International Business in the University of Toronto’s Rotman School of Management and a former associate deputy minister of finance in the Canadian government. “After living in India in the 1960s and visiting China in 1978 at the beginning of that transformation, I never thought that in my lifetime they’d make the kind of progress they have.”
Those early experiences inspired her to write Gravity Shift: How Asia’s New Economic Powerhouses Will Shape the 21st Century, describing how the world’s economic centre of gravity will shift from the Atlantic advanced economies to China and India by 2030.
The fact that these markets are so big means that smaller Canadian companies may have difficulty finding niches they can exploit, says Dobson. So consortiums where companies work together become important.
“We have the Canada-China Business Council and the Canada-India Business Council, which are in the business of developing networks among Canadian firms and helping with connections and market research. The Canadian trade commissions that are part of our embassies in both countries can also help with that process.”
So what are China and India looking for, and what can Canadian companies deliver? Dobson says that while China and India have labour in abundance, we have natural resources. We buy truckloads of consumer goods from China and information technology services and expertise from India while they buy our potash, fertilizer, coal and oil.
There are certain areas where Canada is a substantial manufacturer–the auto industry being one–but the comparative advantages in that industry in cost and efficiency will be in Asia, says Dr. Dobson. She sees our advantage as further up the value chain in what she calls head office activities–research, development and design, the brain activities that can be done only close to the consumer. Distribution and after-sales service must also be tailored to North American customers.
Environmental services provide enormous opportunities for Canadian firms, says Dr. Dobson. China has been so focused on investment that 50% of its GDP goes into infrastructure, housing and manufacturing for export. That has produced serious environmental degradation, says Dr. Dobson, citing Chinese students who tell her that the price of their growth and increase in income is that they “can’t see the sun.”
“When they turned off the factories in order to clear the air for the Olympics in Beijing and Chinese people could see the sun, that was a catalyst to create a push from below for clean growth,” says Dr. Dobson. “So that will be a major priority in China’s next five-year plan.”
Dr. Dobson tells of one mayor in a province south of Beijing who is so taken with green technology that he’s vowed to show how to transform an existing city into a green city by replacing polluting industries, energy and transportation with green sources.

“They have the vision, but not yet the technology,” says Dobson.
A related major opening for Canadian business is China’s need for energy technology such as smart grids. Since China is reliant on oil and gas imports, it will be very interested in any opportunity that reduces them.
“Wind power is a big deal in China,” says Dr. Dobson. “There are wind farms all over China but many of them are not yet connected to the national grid. Smart grids would allow that kind of feed-in.”
Shale gas, recently discovered in North America, is another game changer that Canadian companies could move on. “It’s possible that China has very large supplies, but again they don’t have the technology.”
Dobson warns Canadian companies that China’s private sector is shaped by a sometimes-shaky legal framework. When it comes to the enforcement and interpretation of laws and legal contracts, there’s a lot of elasticity and opacity in China, she says.
“You’ve got to have somebody by your side who knows how to evaluate those dimensions of transactions,” says Dobson. “China is still an autocracy run by the Communist Party with about 75 million party members stretching from Beijing into the villages and hamlets in the rural areas. Personal relationships–not just with your business partner, but the local cadre of the Communist Party–are very important. That’s why you’ve got to have that person at your side.
“In India, there’s much more in common in terms of the framework since it’s a parliamentary democracy.”
The first step for Canadian companies is to start with a broad view and then dig into the opportunities. Small and medium-sized companies should look for joint venture partners or alliances.
“The idea of making a plan in Canada and going over there to sell it is absurd, especially in China, says Dobson. “You need to understand how different and unique China is because of 5,000 years of civilization, history and tradition. It’s not the United States.”
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South

Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.
Les renseignements présentés peuvent contenir des énoncés prospectifs au sens de la loi intitulée Private Securities Litigation Reform Act of 1995 et des dispositions d’exonération comparables des lois canadiennes applicables, y compris, mais sans s’y limiter, des énoncés relatifs à des résultats financiers et d’exploitation prévus, aux plans, aux objectifs, aux attentes et aux intentions, aux économies de coûts et à d’autres énoncés des sociétés, qui comprennent des termes et expressions comme « anticiper », « croire », « planifier », « estimer », « prévoir », « avoir l’intention de » et « pouvoir », ainsi que des verbes au futur ou au conditionnel et d’autres expressions similaires. Ces énoncés sont fondés sur les croyances et les attentes actuelles de notre direction et comportent un certain nombre de risques et d’incertitudes importants. Les résultats réels peuvent différer considérablement des résultats avancés dans les présents énoncés prospectifs. Les facteurs suivants, entre autres choses, pourraient entraîner de tels écarts importants ou y contribuer : la capacité d’obtenir l’approbation de l’opération par les actionnaires de The South Financial Group, Inc., la capacité de réaliser les synergies prévues découlant de l’opération selon les montants ou l’échéancier prévus, la capacité d’intégrer les activités de The South Financial Group, Inc. à celles de La Banque Toronto-Dominion en temps opportun et de manière rentable, et la capacité d’obtenir les approbations gouvernementales de l’opération ou de remplir d’autres conditions liées à l’opération selon les modalités et l’échéancier proposés. D’autres facteurs qui pourraient faire en sorte que les résultats de La Banque Toronto-Dominion et de The South Financial Group, Inc. diffèrent considérablement de ceux décrits dans les énoncés prospectifs se trouvent dans le rapport annuel de 2009 sur formulaire 40-F de La Banque Toronto-Dominion, et dans le rapport annuel de 2009 sur formulaire 10-K de The South Financial Group, Inc. déposés auprès de la Securities and Exchange Commission (SEC) et disponibles sur le site Internet de la SEC (http://www.sec.gov).
L’opération de fusion envisagée entre La Banque Toronto-Dominion et The South Financial Group, Inc. sera présentée aux actionnaires de The South Financial Group, Inc. afin qu’ils l’approuvent. La Banque Toronto-Dominion et The South Financial Group, Inc. ont déposé, auprès de la SEC, une déclaration d’enregistrement sur formulaire F-4 qui contient une circulaire de sollicitation de procurations/un prospectus provisoire, et chacune des sociétés prévoit déposer d’autres documents relatifs à l’opération proposée auprès de la SEC. Les actionnaires sont invités à lire la circulaire de sollicitation de procurations/prospectus provisoire lié à l’opération de fusion proposée, ainsi que la circulaire de sollicitation de procurations/prospectus définitif, lorsque disponible, ainsi que d’autres documents déposés auprès de la SEC, car ils contiendront des renseignements importants. Les actionnaires peuvent obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus provisoire, et pourront obtenir un exemplaire gratuit de la circulaire de sollicitation de procurations/prospectus définitif, lorsqu’il sera disponible, ainsi que d’autres documents ayant fait l’objet d’un dépôt qui contiennent de l’information sur La Banque Toronto-Dominion et The South Financial Group, Inc., sur le site Internet de la SEC (http://www.sec.gov). Des exemplaires de la circulaire de sollicitation de procurations/prospectus définitif et des documents déposés auprès de la SEC qui seront intégrés par renvoi dans la circulaire de sollicitation de procurations/prospectus définitif peuvent aussi être obtenus, lorsqu’ils seront disponibles, sans frais, en soumettant une demande à The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto (Ontario) M5K 1A2, à l’attention de : Relations avec les investisseurs, 1-866-486-4826, ou à The South Financial Group, Inc. Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
La Banque Toronto-Dominion, The South Financial Group, Inc., leurs administrateurs et dirigeants respectifs et d’autres personnes peuvent être réputés être des participants à la sollicitation de procurations relativement à l’opération de fusion proposée. L’information concernant les administrateurs et les dirigeants de La Banque Toronto-Dominion est disponible dans son rapport annuel sur formulaire 40-F pour l’exercice terminé le 31 octobre 2009, qui a été déposé auprès de la SEC le 3 décembre 2009, et dans son avis de convocation à son assemblée annuelle et circulaire de procuration de 2010, qui a été déposé auprès de la SEC le 25 février 2010 et dans la déclaration d’enregistrement sur formulaire F-4 susmentionnée, qui a été déposée auprès de la SEC le 10 juin 2010. L’information concernant les administrateurs et les dirigeants de The South Financial Group, Inc. est disponible dans la circulaire de sollicitation de procurations de The South Financial Group, Inc. à l’égard de son assemblée annuelle de 2010, qui a été déposée auprès de la SEC le 7 avril 2010. D’autres renseignements sur les participants à la sollicitation de procurations et une description de leurs intérêts directs et indirects, par titres détenus ou autres, sont inclus dans la déclaration d’enregistrement susmentionnée sur formulaire F-4, qui a été déposée auprès de la SEC le 10 juin 2010, et d’autres documents pertinents qui seront déposés auprès de la SEC lorsqu’ils seront disponibles.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF SOUTH FINANCIAL GROUP, INC.,
TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON AUGUST 3, 2010

To:	All Employees, TD Bank
All Employees, The South Financial Group
TDBFG AVPs & Above

From:	Bharat Masrani, President & CEO, TD Bank, America’s Most Convenient Bank

Subject:	FYI: Leadership Announcement – Lynn Harton and Brian Monday
As we continue to prepare for TD’s planned acquisition of The South Financial Group, which remains subject to shareholder and regulatory approvals, I am pleased to confirm that Lynn Harton, currently President and CEO of South Financial, will take on a senior leadership role at TD Bank, America’s Most Convenient Bank® post closing, reporting directly to me. Lynn’s significant business knowledge and background in banking, risk management and credit origination, combined with his demonstrated leadership abilities, will make him an excellent addition to the team.
Post closing, Lynn will become Head of Regional Commercial Banking, South, responsible for Community Banking, Middle-Market Lending and Health Care in the southern part of TD Bank’s footprint, comprising Florida, South Carolina, North Carolina and Metro DC. In addition, Lynn will continue to work closely with Paul Vessey, Transition Team Chair, TD Bank, to ensure that, under their joint leadership, The South Financial Group is successfully integrated into TD Bank. All South Financial business leaders will continue to report to Lynn until our integration plans are finalized.
In his role as Head of Commercial and Corporate Banking, Walter Owens continues to lead Regional Commercial Banking in the Northern part of the footprint. In addition to his leadership of the Corporate Banking Group, Walter leads the ABL, Leasing, and Commercial Real Estate activities from Maine to Florida.
Given our recent expansion and ongoing growth opportunities in Florida, Kevin Gillen, Regional President, will be focused solely on the Florida Market. Post closing, Kevin will report to Lynn for Regional Banking in Florida and to Fred Graziano, Head of Retail Banking, in keeping with TD Bank’s U.S. Regional Banking model.
With this change, I am pleased to announce that, also post closing, Brian Monday, currently SVP Middle-Market Banking in Metro DC, will become Regional President for Metro DC and North Carolina, also reporting jointly to Lynn and Fred. We will name a Regional President for South Carolina following the closure of the deal. All Walter’s current direct reports will continue to report to him with the exception of Kevin Gillen, as noted above. Fred, Walter and Lynn will work in partnership to ensure we maximize our operating model and fully exploit the growth and business potential across our entire U.S. footprint from Maine to Florida.
Please join me in congratulating both Lynn and Brian on this announcement.
     Bharat

     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40–F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10–K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.